Aspen 141 Front Street Hamilton HM19 Bermuda PO Box HM 2729 Hamilton HMLX Bermuda T: +1 441 295 8201 aspen.co

July 15, 2025

VIA EMAIL AND EDGAR

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington D.C. 20549

We are responding to the letter, dated June 05, 2025, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Form 20-F for the year ended December 31, 2024 (the “2024 20-F”) of Aspen Insurance Holdings Limited and its subsidiaries (collectively, the “Company”, “we” or “our”).

Set forth below are the Company’s responses to the comments raised by the Staff. For the convenience of the Staff, we have repeated the Commission’s comments (displayed in italics) immediately prior to our responses.

Form 20-F for the Fiscal Year Ended December 31, 2024

Item 5. Operating and Financial Review and Prospects H. Reconciliation of Non-GAAP Financial Measures Operating Income Reconciliation, page 116

1.We note your non-GAAP measure entitled Operating Income, and your related adjustments and reconciliation for Operating Income. Please address the following items.

•Revise the title or description of this measure in your future filings as it is confusingly similar to a measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("Non-GAAP C&DI").

We respectfully advise the Staff that while Operating Income or Operating Loss is a commonly used term in other sectors, it is not used by our peers in the (re)insurance industry other than to describe a non-GAAP performance metric. Consistent with this industry approach, Aspen does not use Operating Income or Operating Loss in its U.S. GAAP Consolidated Statement of Operations. Throughout the 2024 20-F where the non-GAAP Operating Income or Loss metric is used, we have consistently labelled it as a non-GAAP measure which conforms to the approach used by our peer property/casualty insurance companies. Further, Aspen does not report continued or discontinued operations, where potentially similar terminology is used. Therefore, we believe that the use of operating income as a non-GAAP measure of net income is not misleading to our financial statement users who are familiar with its use as

Aspen is a trading name of Aspen Insurance Holdings Limited.

a non-GAAP measure within the insurance sector. Given this industry approach, we respectfully advise the Staff that it is our preference to continue to use the non-GAAP Operating Income or Loss metric, so as to continue to align with how management views internal financial performance and financial statement user expectations.

•Please revise your disclosures in future filings to clarify and explain how the non-operating expenses and non-operating income tax (benefit) adjustment amounts are calculated and determined, including where the amounts are reflected in your financial statements.

The Company respectfully advises the Staff that non-operating expenses are explained and quantified on page 87 of the 2024 Form 20-F and pages F-14 and F-15 of the 2024 Form 20-F in Note 3 Segment Reporting. For additional clarity, the Company will revise future filings to include narrative disclosure similar to the following where the non-GAAP reconciliation to Operating Income or Loss appears:

Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax benefit/(expense) is calculated on the above items by applying the Company’s effective current tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax benefit is included within income tax benefit in the consolidated statement of operations.”

•Tell us why the adjustment amount relating to the impact of the LPT differs in your definition of Operating Income compared to the adjustment amount on page 117 for your definition of Adjusted Underwriting Income. Revise your disclosure in future filings to clarify accordingly.

The impact of the LPT, included within the operating income reconciliation includes both the movement in deferred gain and the excess interest above the base rate of 1.75% payable to the subsidiary of Enstar on the funds withheld balance based on Aspen’s overall investment return. For more information, please see our response below to Comment 2. By contrast, the impact of LPT included within adjusted underwriting income only includes the impact of changes in the deferred gain. It is noteworthy that the net change in the deferred gain liability is classified within losses and loss adjustment expenses that is included in Underwriting income whereas the excess interest is classified within interest expense that is excluded from Underwriting Income.

In the narrative disclosure about operating income on page 115 of the 2024 20-F, the Company describes these two components. To provide further clarity, the Company will report these two components separately in the reconciliation for operating income in future filings. Please see below for the proposed disclosure:

Operating Income Reconciliation
Twelve Months Ended December 31,
2025
($ in millions)

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$ x
Add/(deduct) items before tax
Net foreign exchange (gains)/losses	x
Net realized and unrealized investment losses/(gains)	x
Non-operating expenses	x
Impact of the LPT	x
Variable interest on LPT funds withheld	x
Non-operating income tax (benefit)	x
Operating income	$ x

Underwriting Income, Adjusted Underwriting Income, Adjusted Combined Ratio and Adjusted Loss Ratio, page 117

2.We note your non-GAAP measures for Adjusted losses and loss adjustment expenses and Adjusted underwriting income, which appear to exclude the impact of the LPT described in footnote 1 to the table. Please address the following items.

•Provide us with a clearer description of the underlying transaction and the related accounting in your historical financial statements regarding the impact of the LPT.

On January 10, 2022, Aspen Holdings and certain of its subsidiaries entered into a reinsurance agreement with a subsidiary of Enstar which we refer to as the Loss Portfolio Transfer (“LPT”). Under the terms of the LPT, Enstar’s subsidiary reinsured net losses incurred on or prior to December 31, 2019, on all of Aspen’s net loss reserves of $3,120.0 million as of September 2021, up to a maximum limit of $3,570.0 million, to cover potential adverse development on currently carried loss reserves. The premium has been held in funds withheld accounts by Aspen, with the premium payable reducing as Aspen has settled the claims over the years. The remaining premium will be released to the subsidiary of Enstar no later than September 30, 2025.

The funds withheld by Aspen is also subject to interest payable at an annual rate of 1.75%, plus an additional amount equal to 50% of the amount by which the total return on Aspen’s investments and cash and cash equivalents exceeds 1.75%. The variable element of excess interest is considered an embedded derivative and reported at fair value, with changes in fair value reflected in “change in fair value of derivatives” on the consolidated statement of operations.

Under ASC 944-20-20 this contract transferred significant risk related to past insurance events to the assuming entity and therefore classified as a “Retroactive Reinsurance” contract and accounted as such. Under retroactive reinsurance any excess amount ultimately collectable under the agreement over the consideration paid is recognized as a deferred gain liability which is amortized into the income statement over the settlement period of the ceded reserves.

Regarding the accounting for the LPT in the financial statements, it is important to note that the subject business, for accident years 2019 and prior, incurred adverse loss reserve development in 2024 and

2023. For these years, the accounting impact related to the LPT includes: i) an increase in retroactive reinsurance recoverables (asset) equal to the adverse development on the subject business; and ii) an increase in deferred gain liabilities based on a cumulative catch-up adjustment. Changes in the deferred gain liability effectively includes: a) a partial deferral of the increase in the retroactive reinsurance recoverable (deferral percentage approximates extent of total LPT recoveries that are unpaid at the balance sheet date); and b) the periodic amortization of deferred gains over the underlying claim payout period. On page 117 of the 2024 20-F, the Impact of the LPT adjustment for fiscal years ended December 31, 2024 and 2023 only includes the change in the deferred gain liability.

By contrast, for the fiscal year ended December 31, 2022 (the year the LPT incepted), the Impact of the LPT adjustment included both the change in the deferred gain liability and also additional costs principally related to upfront costs in entering the LPT in 2022.

•Please explain your basis for excluding this item in your non-GAAP measures and why the exclusion provides useful information to investors regarding the registrant's financial condition and results of operations.

To reflect the underlying economics of the LPT agreement, Aspen presents an adjusted basis of underwriting results which makes certain adjustments to the GAAP presentation. The adjusted underwriting income removes the deferral and amortization of the gain on the retroactive reinsurance contract, which are non-cash items. In addition, the net upfront cost of the LPT relating to 2019 and prior accident years has been excluded from losses and loss adjustment expenses in 2022, and those costs are non-recurring. By adjusting for the impact of the LPT and net upfront costs, adjusted underwriting income reflects the underwriting results for accident years 2020 onwards, which is the true economic view of our underwriting performance since the LPT provides cover for all 2019 and prior losses. Excluding the income impact of favorable and unfavorable loss reserve development related to 2019 and prior accident years provides useful information to investors because such gains or losses have been contractually ceded or transferred to a third party. Additionally, for transparency to users of our financial statements, we have disclosed the dollar value of the limit remaining under the terms of the LTP agreement within Item 5. Management Discussion and Analysis on page 81 of the 2024 20-F.

•Tell us how you considered whether the adjustment (i.e., removing the change in deferred gain in order to match the loss recoveries) has the impact of changing the pattern of recognition, such that it represents individually tailored accounting. Refer to Question 100.04 of the Non-GAAP C&DI.

Management does not view this adjustment to be inconsistent with Question 100.04. Management believes that these metrics do not represent individually tailored accounting but rather a line-item adjustment to exclude certain gains or losses that have been contractually ceded outside of the Company. Specifically, excluding the income impact of favorable and unfavorable loss reserve development related to 2019 and prior accident years provides useful information to investors because such gains or losses have been contractually ceded or transferred to a third party. As a result, presenting adjusted losses and loss adjustment expenses, adjusted underwriting income, and adjusted combined ratio excluding the impact of changes in deferred gain represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio. Management believes this presentation provides useful information to internal management, external investors, and other stakeholders. In addition, we note that the impact of this non-cash adjustment is not unidirectional across periods; the impact of the LPT (or change in deferred gain) for each reporting period can either be a gain or a loss depending on whether the underlying loss reserve development is unfavorable or favorable.

•Please clarify if the adjustment amount relates to multiple components that are netted together (e.g., deferred gain, loss development, other costs, etc.). If so, tell us and revise to quantify each of the individual components in your future filings. • Revise your disclosures in future filings to provide a clearer reconciliation for each non-GAAP measure to the nearest GAAP measure.

For the financial year ending December 31, 2024 and 2023 the impact of the LPT only relates to the changes in the deferred gain. However, for the financial year ending December 31, 2022, it included changes in deferred gain and upfront costs in entering the LPT on Day 1 of the LPT. Refer to the above for a fuller description of the accounting treatment. Going forward, we do not anticipate that the adjustment will have multiple components that are netted together, but to the extent that it does, we will revise future filings to quantify and describe each component.

Schedule V - Valuation and Qualifying Accounts, page S-7

3.Please revise your future filings to disclose the movements in the Company’s valuation allowance on deferred tax assets within this table.

The Company will include the movements in the valuation allowance on deferred tax assets within this section in future filings. Please see below for the proposed disclosure:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year

($ in millions)
2025
Premiums receivable from underwriting activities	$ x	$ x	$ x	$ x	$ x
Reinsurance	$ x	$ x	$ x	$ x	$ x
Deferred tax valuation allowances	$ x	$ x	$ x	$ x	$ x

If you have any additional questions or require further clarification in connection with the foregoing, please do not hesitate to contact me on 441-297-9235 or mark.pickering@aspen.co.

Yours sincerely

/s/ Mark Pickering
_________________________
Mark Pickering
Group Chief Financial Officer & Treasurer

cc:    David Amaro, Group General Counsel & Company Secretary
    Sonia G. Barros, Sidley Austin LLP
    Samir A. Gandhi, Sidley Austin LLP